

Mail Stop 4546

November 23, 2016

Yuval Kwintner
President
Oxygen Therapy, Inc.
202 Lenox Avenue, Unit #1
New York, NY 10027

>**Re:** **Oxygen Therapy, Inc.**
>**Registration Statement on Form S-1**
>**Filed October 28, 2016**
>**File No. 333-214306**

Dear Mr. Kwintner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Based on the fee table and the prospectus cover, it appears that you seek to register two offerings, namely a primary, initial public offering and a secondary offering on behalf of selling security holders who purchased your common shares in a private placement. Accordingly, please tell us your basis for not presenting the offerings in separate prospectuses.

2.   With reference to your disclosures on pages 6 and 25, please highlight on the cover page for the primary offering that this is a self-underwritten, best efforts offering with no minimum. Also state here and elsewhere as appropriate, the durational limit applicable to the offering. Please also disclose that you have made no arrangements to place the funds into an escrow, trust, or similar account, and describe the effect on investors. Refer to Item 501(b)(8) of Regulation S-K.

3.   Revise to include the legend language required by Item 501(b)(7) of Regulation S-K.

Prospectus Summary, page 4

4.   Please explain the term "necrosis" the first time it appears on page 4.

Risk Factors
We will require additional financing. . ., page 7

5.   Please add a separate risk factor addressing risks associated with your auditor's issuance of a going concern opinion.

Risk Factors
We will incur increased costs as a result of operating as a public company. . ., page 20

6.   You state here that your shares will be listed and that you will have reporting requirements under the Exchange Act. However, in the fourth paragraph on page 5, you state that your shares of common stock are not listed and quotes for your stock are not available in any over-the-counter market. Please reconcile your disclosures.

7.   Please tell us whether you will be registering your common stock under the Exchange Act. If you are not, then please add a risk factor highlighting that you will not be subject to the (i) proxy rules under Section 14 of the Exchange Act, (ii) the prohibition on short-swing profits under Section 16 of the Exchange Act, (iii) and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act.   Also discuss that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act if you have fewer than 300 record shareholders.

Use of Proceeds, page 25

8.   Please revise your disclosure to explain how you intend to allocate the proceeds among each specified purpose. Also disclose how you would allocate such proceeds among these specified purposes if you were to receive less than the maximum amount of proceeds. In this regard, please disclose how you intend to allocate the funds if you were to receive the $2,000,000 figure that you highlight on page 5. Please also consider adding disclosure that assumes you raise 25%, 50%, and 75% of the maximum offering amount. In addition, please disclose how much financing you would need to receive in order to fund your operations through your prospective IND filing.

Capitalization, page 25

9.   Your disclosure in footnote 1 states that the number of shares to be outstanding after the offer "does not include 90,000 shares issued after August 31, 2016," which is not consistent with the number of shares issued and outstanding in the common stock line

caption or the amount represented in the pro forma column. Please revise your disclosure accordingly.

Description of Business, page 29

10.   Please revise to explain whether you, or any third parties, have conducted research applying the co-polymer technology and/or chemistry to the indications you are targeting.

11.   We refer to the third paragraph on page 30 regarding certain expected attributes of OTI-629. Please tell us the basis for your disclosures that OTI-629 (1) is not expected to cause adverse effects, (2) is compatible with all blood types, and (3) has an expected shelf life of two years at room temperature.

12.   We refer to the sixth paragraph on page 30 and the fifth paragraph on page 31. With respect to your OTI-629 and OTI-1011 candidates, please discuss each material steps necessary for obtaining IND status and IRB approval, if required, and discuss the applicable timeline for reaching those steps.

13.   You refer to a provisional and issued patent in the last sentence of the fifth paragraph on page 30, and that there was an assignment of intellectual property from your chairman to the company in the seventh paragraph on page 35. We also note that you state on page 16 that the development of your two product candidates will be based in part upon Biopure technology that is in the public domain. Please provide disclosure in this section that clarifies your intellectual property portfolio for your two product candidates, including the number of patents you own and the number of patents you rely on that are in the public domain. Regarding the patents you own, please also disclose the duration of the patent coverage and the types of patent protections in the portfolio (e.g., composition of matter, use, etc.). Please also describe the material terms of the assignment agreement and file it as an exhibit.

14.   Please add in this section a discussion of government regulations applicable to your business, including any regulations that govern your use of bovine hemoglobin. Refer to Item 101(h)(4)(ix) of Regulation S-K.

15.   Disclose the number of total employees and number of full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K. Please also reconcile your disclosure on page 15 that you currently do not have any scientific or technical employees with your disclosure on your website that Dr. Rivnay is your chief scientist.

Management's Discussion and Analysis of Financial Condition. . . , page 34

16.   We note your reference to forward-looking statements within the meaning of Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context because you are not currently a reporting

company and this is an initial public offering. See Sections 21E(a)(1) and 21E(b)(2)(D) of the Exchange Act. Accordingly, please delete the reference to the safe harbor or state explicitly that the safe harbor protections do not apply to you.

Corporate Governance, page 37

17.   Your disclosures on pages 27 and 37 indicate that you have seven directors; however, Article III, Section 1 of your by-laws limits the size of the board to six directors. Accordingly, please tell us whether you are in compliance with your by-laws.

Indemnification Agreements, page 37

18.   Please reconcile your disclosure here with (i) your disclosure on page 41 that you intend to enter into indemnification agreements with your directors and executive officers, and (ii) your bylaws which include indemnification provisions for your directors and officers.

Plan of Distribution, page 39

19.   Please reconcile your disclosure on page 39 indicating that the offering is self-underwritten with your disclosure on page 40 indicating that you may enter into contracts with brokers or dealers to sell the shares in this offering, and that you may pay commissions and expenses of up to 10% of all proceeds. Also revise to explain briefly the $75,000 of offering expenses referenced on page 26. Please ensure that all material offering expenses are reflected in the Use of Proceeds section and elsewhere in the registration statement, as applicable.

Exhibit 10.1

20.   We note that the subscription agreement reflects a unit offering of common stock and warrants, and appears related to your August 2016 private placement. Please revise the exhibit index to reflect, if true, that the subscription agreement relates to the completed private placement. Also file the subscription agreement relating to the current primary offering.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Christine Torney at 202-551-3652 or Angela Connell, Accounting Branch Chief, at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

          Sincerely,

          /s/ Joseph McCann for

          Suzanne Hayes
          Assistant Director
          Office of Healthcare and Insurance

cc: David Dryer, Esq. — Seyfarth Shaw LLP